Delta Oil & Gas, Inc.
2600 144 4th Avenue S.W.
Calgary, Alberta  T2P 3N4

December 8, 2008

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attn: John W. Madison
Attorney, Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          Delta Oil & Gas, Inc. (the “Company”)
Registration Statement on Form S-4
File No. 333-153880

Dear Mr. Madison:

In connection with the Company’s response to the Commissions comments in a letter dated November 4, 2008, this correspondence acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Delta Oil & Gas, Inc.

By:  /s/   Douglas N. Bolen
Douglas N. Bolen
Chief Executive Officer